Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

August 14, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated July 18, 2013 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended March 31, 2013 filed April 25, 2013, and Form 8-K filed May 29, 2013

File No. 001-06402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 18, 2013 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the Staff's comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

Form 10-K for the Year Ended December 31, 2012

Average Revenue per Funeral Service, page 33

1.
We note your statement that consolidated average revenue per funeral service decreased $40 … as a result of your acquisition of Neptune, which has a lower average. Please explain why Neptune has lower average funeral service revenue.

Response: Neptune has a lower average revenue per funeral service because it does not sell traditional funeral merchandise and services; it sells only cremation merchandise and services and travel protection insurance. Cremation merchandise and services do not include caskets and funeral home services that are customarily purchased by a consumer choosing burial over cremation.

Goodwill, page 50

2.
Please tell us and disclose what you deem to be your operating segments and reporting units. Refer to your basis in the accounting literature. In this regard, we note your disclosure on page 12 that you currently manage the majority of your operations in groups called markets which are geographical groups of funeral service locations and cemeteries that share common resources.

Response: The Company has determined its operating segments in accordance with paragraphs 50-1 through 50-9 of ASC 280. The Company considered all of the factors discussed in those paragraphs in determining its operating segments. The Company's Chief Operating Officer (COO) is responsible for and functions as segment manager for the Company's two product and service lines: funeral operations and cemetery operations. Both of these product and service lines earn revenues and incur expenses, and collectively these two lines represent 100% of the Company’s revenues. The Company’s COO reports to and maintains regular contact with the Company’s Chief Executive Officer (CEO), who in his role as the Company’s chief operating decision maker (CODM) regularly reviews and considers the discrete financial information of the Company’s funeral and cemetery operating segments when assessing performance and allocating resources within the Company. In addition, the quarterly financial information provided to the Company’s Board of Directors presents the operating results of the Company’s funeral and cemetery operating segments with no further geographic or product based disaggregation.
The Company assessed its reporting units in accordance with the definition of a reporting unit in the ASC master glossary. Management identified three reporting units within the Company: North America – funeral; Germany – funeral; and North America – cemetery. (Note: The Company did not have any cemetery operations outside of North America as of December 31, 2012). Each of the reporting units constitutes a business for which discrete financial information is available and is regularly reviewed by segment management. Although the North America – funeral and North America – cemetery reporting units consist of operations in both the United States and Canada, the Company does not consider these geographic areas as reporting units as the Company does not review their results on a stand-alone basis.

Form 10-Q for the Quarter Ended March 31, 2013

Consolidated Versus Comparable Results, page 40

3a.
We note that the average revenue per funeral service excludes the effect of recognized preneed revenues, among others to avoid distorting your averages of normal funeral services revenue. Expand your disclosure to describe what comprised recognized preneed revenues and state why you do not consider recognized preneed revenues as part of your average "normal" funeral service revenue. Please provide us with your proposed disclosures.

Response: We will revise our disclosures in future filings to describe what comprised Recognized preneed revenues and state why they are excluded from our average normal funeral service revenue. The revised disclosures will read as follows:

We calculate average revenue per funeral service by dividing consolidated funeral revenue, excluding General Agency (GA) revenues, recognized preneed revenues, and certain other revenues to avoid distorting our averages of normal funeral services revenue, by the number of consolidated funeral services performed during the period. Recognized preneed revenues are preneed sales of items that are delivered at the time of sale, including memorial merchandise and travel protection insurance. These items are excluded from our calculation of average revenue per service as a death maturity has not yet occurred.

3b.	In addition, please tell us why you did not adjust average revenue per funeral service to exclude funeral recognized preneed revenue in the Form 10-K.

Response: Recognized preneed revenues, which were previously reported as a component of certain other revenues, were excluded from average revenue per funeral service in our 2012 Form 10-K. When preparing our Form 10-Q for the quarter ended March 31, 2013 we determined that Recognized preneed revenues were a significant enough component of our adjustments from consolidated funeral revenue to adjusted consolidated funeral revenue to break out separately. We presented our prior period results in conformity with the revised presentation. In future filings we will continue to separately present recognized preneed revenues for all periods presented.

Funeral Gross Profits, page 41

4.
We note that you attributed the $20.1 million increase in consolidated funeral gross profits, or 20.1%, to several factors, including increased recognized preneed revenues which are recorded at the time of sale before a death has occurred. Per your first quarter 2013 earnings call, your CEO, Tom Ryan, stated that "from an operating leverage perspective, the incremental revenue produced a 59% gross margin." Please explain in greater detail how the incremental revenue produced a much higher gross margin than prior periods. Additionally, we note that your consolidated funeral gross profit during the quarter was only 26%, albeit up from 24% compared to last year. Please address the lower margin revenue elements which offset the favorable effects of the high margin revenue elements. Please provide us with your proposed disclosures.

Response: Incremental funeral revenue produces higher gross margin because our funeral operations are high fixed cost businesses. Accordingly, as revenues increase relative to prior periods, the incremental contribution associated with that revenues increase our overall operating margin. The full favorable effect of the high margin revenue on consolidated gross profit was restrained not as a result of other lower margin revenue elements, but because of higher expenses incurred during this period. The higher expense primarily relates to higher selling related expenses associated with higher preneed sales production and an increase in general and administrative expenses during the current period. Our proposed disclosure is included in our response to the Staff's comment number 5 below.

5.
We further note from your earnings call that Mr. Ryan also stated that "the biggest impact from Neptune … is growth in profits from Neptune… selling that keepsake hard and selling that travel protection to the consumer." Please expand your disclosure to address Neptune's contribution towards consolidated gross profit and how it significantly changed since 2012. Please provide us with your proposed disclosures.

Response: We will revise our disclosures in future filings to address Neptune's contribution to consolidated gross profit, if it is a significant component of the changes in gross profit in the current period. Generally, the additional disclosures related to Neptune will read as follows (with appropriate updates to reflect the current period):
Included in the increase in comparable funeral gross profits for the three-months ended March 31, 2013 compared to the same period in 2012 is an increase of $4.1 million in gross profits contributed by Neptune. Neptune gross profits increased as a result of a $1.9 million increase in revenue as a result of a 7.6% increase in funeral services performed and a 33.3% increase in average revenue per funeral service. Recognized preneed revenue also increased $3.4 million in the current period. These revenue increases were partially offset by a $1.7 million increase in selling costs as a result of higher preneed sales production.
Critical Accounting Policies, page 42

6.
As disclosed, no other significant changes to your accounting policies occurred subsequent to December 31, 2012. However, it appears that during the first quarter of 2013, you separately reported funeral recognized preneed revenue which represents preneed sales of items that are delivered at the time of sale such as memorial merchandise and travel protection insurance. Please tell us and disclose how you considered ASC 605-25 in accounting for your funeral revenue arrangement and the related disclosure pursuant to paragraph 50-2 thereunder. Please provide us your proposed disclosure.

Response: The separate reporting of funeral recognized preneed revenue, which was previously included in other revenue, does not change the underlying accounting policies for revenue recognition. Revenue for our funeral operations is recognized when the merchandise is delivered to the customer or the service is performed. Recognized preneed revenue consists of memorial merchandise and travel protection insurance that is delivered prior to death or a funeral service being performed. Memorial merchandise that is included in recognized preneed revenues is sold in the same arrangement as a cremation service, but is delivered to the customer upon such sale. Travel protection insurance is sold both as part of these arrangements and with our other preneed arrangements, on which all other items are deferred until delivered or performed, generally at the time of need. Each item in the arrangement has stand-alone value to the customer because each is sold separately by certain vendors. The arrangements do not include a general right of return by the customer. As such, each item in the arrangement represents a separate unit of accounting as defined in ASC 605-25. Proceeds from revenue arrangements are allocated to the cremation service and memorial merchandise components based on relative selling price, which generally results in an approximately 50/50 split of the revenue between these two components. When travel protection insurance is added to an arrangement, the revenue allocated to travel protection insurance is equal to the incremental proceeds for the total arrangement, which also represents the stand-alone selling price for travel protection insurance. We will expand our disclosure to include additional information pursuant to paragraph 50-2 of ASC 605-25. Generally, the revised disclosures will read as follows:
Funeral Operations
Revenue is recognized when funeral services are performed or funeral merchandise is delivered. We sell price-guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. Revenue associated with sales of preneed funeral contracts is deferred until the funeral services are performed or funeral merchandise is delivered, generally at the time of need. Travel protection insurance and some memorialization merchandise sold on a preneed basis is delivered to the customer at the time of sale and is recognized at the time that delivery has occurred. These items are sold as part of preneed funeral arrangements under which other items are deferred because they have not yet been delivered or performed. The total consideration for these arrangements is allocated to each item based on relative selling price determined using both vendor specific objective evidence of the selling price and an estimate of selling price for items we do not sell on a stand-alone basis. There is no general right of return for delivered items.
Cemetery Results, page 41

7.
We note that consolidated revenues from your cemetery operations increased $12.1 million or 6.8% while consolidated cemetery gross profits increased $11.9 million or 43.1% in the first quarter of 2013. Tell us and disclose the nature of incremental cemetery revenue that resulted in significant gross margins on an almost dollar-per-dollar basis.

Response: The incremental cemetery revenue that resulted in significant gross margin improvements included $6.2 million of property sales, which was acquired in prior periods as undeveloped land with a low cost basis, and a $2.7 million increase in trust fund income, which has no variable cost elements and therefore impacts margin dollar-per-dollar. Additionally, we received a $1.9 million insurance settlement which reduced certain operating costs during the first quarter of 2013 compared to the same period in 2012.

Form 8-K filed May 29, 2013

Item 9.01 Financial Statements and Exhibits

8.
It appears that the Stewart acquisition met at least two of the tests for a significant subsidiary as defined in Rule 3-05(b)(2) of Regulation S-X. We further note that you provided "a look at the combined company" (condensed pro forma) in Exhibit 99.1. Pursuant to Instructions (a)(4) and (b)(2) of this Item 9.01, if the financial statements and pro forma financial information are not included in the initial 8-K report, you should so indicate and state when such required financial statements and pro forma financial information will be filed. Please advise us.

Response: The Company's Form 8-K filed May 29, 2013 described the Company's acquisition of Stewart and announced the entry of a material definitive agreement under Item 1.01, and not the completion of an acquisition under Item 2.01 of Form 8-K. In accordance with Instruction (a)(4) to Item 9.01 of Form 8-K, “financial statements required by this item may be filed with the initial report, or by amendment not later than 71 calendar days after the date that the initial report on Form 8-K must be filed.”  The relevant financial statements referred to by this section are the financial statements of a “business acquisition required to be described in answer to Item 2.01 of this form.”  The Company will file a current report on Form 8-K with the information required by Item 2.01 promptly following the completion of the acquisition of Stewart, which is expected to close in in late 2013 or early 2014.  The required financial statements, if not included in the initial current report, will be filed in an amended report no later than 71 calendar days after the filing of the initial report.

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP